February 12, 2009

Peggy Kim
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: FSP 50 South Tenth Street Corp., Schedule TO-T filed February 3, 2009, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, SEC File No. 005-84520 and FSP 303 East Wacker Drive Corp., Schedule TO-T filed February 3, 2009, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, File No. 005-84521

Dear Ms. Kim:

Thank you for your letter dated February 9, 2009, regarding our recent Schedules TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.	We have already provided all information required by Instruction C for Moraga Gold, LLC.

2.
We have clarified, and will clarify on future filings, the signature block to make clear which entities are managed by MacKenzie Patterson Fuller, LP, and which are managed by Sutter Capital Management, LLC.  In this case, Moraga Gold, LLC, is managed by MacKenzie Patterson Fuller, LP.  The Schedules TO did disclose that Moraga Gold, LLC is managed by MacKenzie Patterson Fuller, LP (or its affiliate Sutter Capital Management, LLC), and that I am the Senior Vice President of both entities.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.  Thank you.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com